Exhibit 2.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:46 PM 12/30/2020
FILED 05:46 PM 12/30/2020
SR 20208801115 - File Number 3110647

SEISMIC CAPITAL COMPANY

CERTIFICATE OF AMENDMENT OF
THE CERTIFICATE OF INCORPORATION

Seismic Capital Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That, by action taken by unanimous written consent of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of incorporation of the Corporation, declaring said amendments to be advisable and calling for consideration thereof by the stockholders of the Corporation. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article Fourth of the Certificate of Incorporation shall be amended and restated in its entirety as follows:

FOURTH : The total number of shares of all classes of stock which the Corporation shall have authority to issue is 200,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”). The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each four (4) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interests upon surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (i) the price per share of the Common Stock paid by such stockholder by (ii) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FURTHER RESOLVED, that the second paragraph of Article Eleventh of the Certificate of Incorporation shall be amended and restated in its entirety as follows:

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

FURTHER RESOLVED, that Article Twelfth of the Certificate of Incorporation shall be amended and restated in its entirety as follows:

TWELFTH : Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

SECOND: That thereafter, pursuant to a resolution of the Corporation’s Board of Directors, by means of a written consent of the Stockholders in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendments and the Reverse Stock Split shall be effective upon acceptance thereof by the Secretary of State of the State of Delaware.

IN WITNESS THEREOF, Seismic Capital Company has caused this certificate to be signed this          30th            day of December              2020  .

/s/ Steven P. Weinstein

Print Name: Steven P. Weinstein

Title: CEO

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